Exhibit 12.1

Whole Foods Market, Inc.

Computation of Ratio of Earnings to Fixed Charges

	Sept 28, 2003	Sept 29, 2002	Sept 30, 2001	Sept 24, 2000	Sept 26, 1999
Earnings:
Income from continuing operations before income taxes and equity in losses of unconsolidated affiliate	172,813	140,818	95,455	77,585	65,616

Rent expense	77,407	66,759	57,326	47,149	38,417
	x 1/3	x 1/3	x 1/3	x 1/3	x 1/3

One-third of rent expense	25,802	22,253	19,109	15,716	12,806
Interest expense	8,114	10,384	17,891	15,093	8,248

Fixed charges to add to earnings	33,916	32,637	37,000	30,809	21,054

Total available earnings	206,729	173,455	132,455	108,394	86,670

Fixed Charges:
Interest expense	8,114	10,384	17,891	15,093	8,248
Capitalized interest	1,385	1,433	2,112	2,274	1,759

Total interest	9,499	11,817	20,003	17,367	10,007
One-third of rent expense	25,802	22,253	19,109	15,716	12,806

Total fixed charges	35,301	34,070	39,112	33,083	22,813

Ratio of earnings to fixed charges	5.86x	5.09x	3.39x	3.28x	3.80x

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